FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated October 13, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: October 13, 2004

FOR IMMEDIATE RELEASE

MIGENIX INITIATES HEPATITIS C PHASE II CLINICAL STUDY

Vancouver, BC, CANADA & San Diego, CA, USA – October 13, 2004 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a developer of drugs for infectious and degenerative diseases, has initiated enrollment in its MX-3253 Phase II Hepatitis C Virus (HCV) clinical efficacy study in chronic HCV patients.

Morris Sherman, M.D., FRCP, FRCP(C), of the Toronto General Hospital and the University of Toronto, stated, " We are excited to be part of this study as MX-3253 could become an important new tool in our ongoing efforts to improve treatment outcomes for HCV patients who have no options when currently available treatments fail.”

Jim DeMesa, M.D., President & CEO of MIGENIX commented, “Initiation of this study is significant for us since it represents a major step forward for this potential blockbuster product candidate.  With results of the study expected in the second quarter of calendar 2005, we view this study as an important near-term value-creating opportunity.”

About the Phase II Clinical Study

Approximately 60 treatment-naïve or interferon-intolerant HCV patients (genotype I), divided into three dosing groups, will be treated for 12 weeks at 5 sites in Canada. The objective of this Phase IIa study is to evaluate HCV viral loads at various time points during the study and at 12 weeks. The study will also assess the safety of MX-3253 in HCV patients. Since MX-3253 has shown additive and/or synergistic effects with currently marketed products in preclinical models, studies are also being planned to evaluate MX-3253 in combination with currently marketed products.

About MX-3253 and HCV

MX-3253 (celgosivir) is an orally-administered, unique antiviral agent exerting its effects through the inhibition of the mammalian cell enzyme, α-glucosidase I. Alpha-glucosidase I inhibitors can inhibit the replication of a broad range of enveloped viruses (including HCV) by preventing the correct folding of their envelope glycoproteins. MX-3253 has demonstrated efficacy in a surrogate model of HCV infection and has been well tolerated in over 500 human subjects to date.  Recent peer-reviewed publications have shown that (a) α-glucosidase I is important for successful HCV replication, (b) the hepatitis C virus is hypersensitive to α-glucosidase inhibition, and (c) MX-3253 is additive and/or synergistic with the currently approved HCV therapies (ribavirin and interferon).

Chronic HCV infection is a serious public health concern affecting approximately 4.5 million people in the United States. Worldwide, the disease affects as many as 185 million people. HCV causes inflammation of the liver, which may lead to fibrosis and cirrhosis, liver cancer, and ultimately, liver failure. Cirrhosis of the liver resulting from chronic HCV infection is the leading indication for liver transplantation in the U.S. Each year, 8,000 to 10,000 people in the U.S. die from complications of HCV. Current therapies for HCV infection have only limited effectiveness, especially against genotype I, the most common strain of HCV in North America. It is predicted that deaths from HCV will surpass those of AIDS in the United States by 2010, at which time the global HCV market is forecasted to be approximately $6 billion.

MIGENIX Inc.                                                                                                                             Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the prevention and treatment of major medical diseases and certain conditions with unmet medical need.  With its expertise and experience in product development, the Company is focused on advancing its broad clinical and preclinical stage pipeline of product candidates in the areas of infectious and degenerative diseases. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

          “Jim DeMesa”

James DeMesa, M.D., MBA

President & CEO

CONTACTS:

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. The Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to: MIGENIX having results of the MX-3253 Phase IIa study by the second quarter of calendar 2005, and MIGENIX initiating combination studies of MX-3253. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation, dependence on and management of current and future corporate collaborations, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.